UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      June 6, 2006

Mr. Boris Cherdabayev
Gateway Enterprises, Inc.
BMB Munai, Inc.
3230 East Flamingo Road, Suite 156
Las Vegas, Nevada 89121

      Re:	BMB Munai, Inc.
		Registration Statement on Form SB-2
      Filed October 21, 2005
		File No. 333-129199

		Form 10-KSB/A for the year ended March 31, 2004
		Filed April 11, 2006
		File No. 000-28638

  		Form 10-QSB/A for the period ended December 31, 2004
		Filed April 11, 2006
		File No. 000-28638

Dear Mr. Cherdabayev:

      We have reviewed you response letter dated May 17, 2006, and the amended filings and have the following comments. Once we complete the petroleum engineering review of your filing, we will issue any related comments in a separate letter. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Selling Security Holders, page 14

1. Identify as underwriters all selling security holders who are affiliates of registered broker-dealers, unless you can confirm to us that such selling security holders purchased the securities in the ordinary course of business and have no agreements or understandings, directly or indirectly, with any party to distribute the securities.

2. We note that in amendment 1 to your registration statement you added 992,000 shares of common stock issued to a number of named parties. We note that these sales occurred in December 2005 after the filing of the initial resale registration statement and that you then added these securities to your pending registration statement. It is therefore unclear to us how you can conclude that the purchasers of the securities took with investment intent or without a view to distribute. Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale transactions for 4(2) offerings. However, the rule appears to be unavailable to you, since Rule 152 requires that the registration statement be filed subsequent to the
4(2) offering. Please provide us with a detailed analysis as to why you believe that you are able to add the securities from the December
2005 private placement to the pending registration statement.

Form 10-KSB/A-2 for the year ended March 31, 2004

Controls and Procedures, page 3

3. Please revise to provide the information required by Item 8A of Form 10-KSB. Note that the item requires you to include information required by Items 307 and 308 of Regulation S-B. We also refer you to
Rule 12b-15 of the Exchange Act, which requires the inclusion of the complete text of each form item as amended. Similarly, revise the Controls and Procedures section of your Form 10-QSB for the period ended December 31, 2004.


* * * * *

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.






      If you have any questions, please contact Carmen Moncada-
Terry
at (202) 551-3687 or, in her absence, the undersigned, at (202)
551-
3740.


      	Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	R. Poulton
      C. Moncada-Terry
Gateway Enterprises, Inc.
BMB Munai, Inc.
June 6, 2006
Page 4